(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 000-27163

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

The notification relates to the audit report on the Registrant’s financial statements for the fiscal year ended December 31, 2004 (Item 8) required to be filed with the Registrant’s Annual Report on Form 10-K

PART I — REGISTRANT INFORMATION

KANA SOFTWARE, INC.
Full Name of Registrant

N/A
Former Name if Applicable

181 Constitution Drive
Address of Principal Executive Office (Street and Number)

Menlo Park, California 94025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Please see attached sheet for response to Part III.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Thompson	(650)	614-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report that total revenues for fiscal 2004 were approximately $49 million compared to approximately $61 million for fiscal 2003.

KANA SOFTWARE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2005	By	/s/ John Thompson
John Thompson
Chief Financial Officer

RESPONSE TO PART III

Kana Software, Inc. (“KANA”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) by the prescribed due date without unreasonable effort and expense due to circumstances described below. The Company seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-K.

During the first quarter of 2005, KANA’s Audit Committee completed an examination of certain of KANA’s internal controls relating to travel and entertainment expenses. As a result of this examination, during the first quarter of 2005, KANA implemented a series of internal measures designed to enhance its internal controls. These measures included revisions to KANA’s travel expense policy, and implementing and enhancing procedures to monitor compliance with KANA’s policy. While KANA does not believe any restatement of its financial statements will result, the timing of this process delayed the commencement by KANA’s independent auditors, Deloitte & Touche LLP, of their review and audit of KANA’s financial statements for the Form 10-K filing, and the completion by KANA of such financial statements. In addition, due to turnover in financial personnel, KANA has been further delayed in completing its financial statements for fiscal 2004 and related disclosure. As such, KANA cannot, without unreasonable effort and expense, file the Form 10-K on or prior to the March 31, 2005 deadline.

The Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.